UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 26, 2023

CHAVANT CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40621	98-1591717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

445 Park Avenue, 9th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 745-1086

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share, par value $0.0001 per share, and three-quarters of one redeemable warrant	CLAYU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	CLAY	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one ordinary share, each at an exercise price of $11.50 per share	CLAYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

As previously announced, on November 15, 2022, Chavant Capital Acquisition Corp., a publicly traded special purpose acquisition company incorporated under the laws of the Cayman Islands (“Chavant”), CLAY Merger Sub II, Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of Chavant (“Merger Sub”), and Mobix Labs, Inc., a Delaware corporation (the “Company” or “Mobix Labs”), entered into a business combination agreement (as amended, supplemented or otherwise modified, the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Mobix Labs, with Mobix Labs surviving the merger as a wholly-owned direct subsidiary of Chavant (the “Merger” and, together with the other transactions related thereto, the “Proposed Transaction”). Upon closing of the Proposed Transaction, the combined company will be named Mobix Labs, Inc. (referred to herein as “Mobix”).

In connection with the Proposed Transaction, Chavant filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended (File No. 333-271197), containing a proxy statement/prospectus which was declared effective on November 13, 2023, and on November 15, 2023, Chavant filed a definitive proxy statement/prospectus with the SEC dated November 13, 2023 (the “Proxy Statement/Prospectus”). Capitalized terms not defined herein have their meanings defined in the Proxy Statement/Prospectus.

Item 1.01	Entry into a Material Definitive Agreement.

Amendment No. 2 to the Business Combination Agreement

On November 26, 2023, Chavant entered into Amendment No. 2 (“Amendment No. 2”) to the Business Combination Agreement. Pursuant to Amendment No. 2, Chavant, Mobix Labs and Merger Sub have agreed, among other things, to (i) make certain adjustments to the exchange ratio provided for in the Business Combination Agreement such that a ratio of one-to-one is used as the per share exchange ratio to determine the number of shares of Class A Common Stock and Class B Common Stock into which capital interests in Mobix Labs would convert, (ii) further extend the date by which the Proposed Transaction must be completed from November 22, 2023 to January 22, 2024 and (iii) delete the condition to closing of the business combination that Chavant have at least $5,000,001 of net tangible assets after giving effect to the PIPE Private Placement in accordance with the terms of the PIPE Subscription Agreement and following the exercise of redemption rights by Chavant’s Public Shareholders in accordance with Chavant’s Existing Charter.

In consideration for delivering the consent on November 26, 2023 to Amendment No. 2 pursuant to the PIPE Subscription Agreement (the “PIPE Subscription Agreement”), dated as of November 15, 2022, by and among Mobix Labs, Chavant and ACE SO4 Holdings Limited (the “PIPE Investor”), Mobix Labs issued to the PIPE Investor a warrant on November 26, 2023 to purchase 700,000 shares of common stock of Mobix Labs at an exercise price of $0.01 per share (the “PIPE Warrant”), pursuant to the Warrant Subscription Agreement (the “Warrant Subscription Agreement”), dated as of November 26, 2023, by and between Mobix Labs and the PIPE Investor. The PIPE Warrant becomes exercisable on the substantially concurrent closing of the PIPE Subscription Agreement and terminates on the earlier to occur of the closing of the Proposed Transaction and the termination of the Business Combination Agreement. The PIPE Warrant will convert into 700,000 shares of Class A Common Stock of New Mobix Labs at the closing of the Proposed Transaction.

The foregoing description of Amendment No. 2 does not purport to be complete and is qualified in its entirety by the full text of Amendment No. 2, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Promissory Note

On November 30, 2023, Chavant issued an unsecured note (the “Promissory Note”) in the aggregate principal amount of up to $325,000 to its sponsor, Chavant Capital Partners LLC (the “Sponsor”). The Promissory Note bears interest at the rate of 10.0% per annum and is payable in full in cash upon the earlier of (i) the consummation of the Proposed Transaction and (ii) one year from the date of issuance. Chavant issued the Promissory Note in consideration for a loan from the Sponsor to fund, among other things, certain transaction costs of the Company in connection with Proposed Transaction. Funds will be provided to the Sponsor for purposes of the loan by an entity affiliated with an existing investor in the Sponsor, the Chief Executive Officer of the Company and the Chairman of the board of directors of the Company or an entity affiliated with him. If the Company completes a business combination, it may repay such loaned amounts out of the proceeds of the Trust Account. In the event that a business combination does not close, the Company may use its working capital held outside of the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment.

The foregoing description of the Promissory Note is qualified in its entirety by reference to the full text of the Promissory Note, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K regarding the issuance of the Promissory Note is incorporated by reference herein.

Item 8.01	Other Events.

This Current Report on Form 8-K is being filed in order to, among other things, update and supplement the information in the Proxy Statement/Prospectus by providing the supplemental disclosures set forth in Exhibit 99.1 attached hereto (the “Supplemental Disclosures”), which is incorporated herein by reference. The Supplemental Disclosures should be read in conjunction with the Proxy Statement/Prospectus. If there is any inconsistency between the information in the Proxy Statement/Prospectus and the Supplemental Disclosures, you should rely on the information in the Supplemental Disclosures.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Proposed Transaction, Chavant filed a registration statement on Form S-4 (File No. 333-271197) (as amended, the “Registration Statement”) with the SEC, which includes a proxy statement with respect to the stockholder meeting of Chavant to vote on the Proposed Transaction and a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Transaction. The Registration Statement was declared effective by the SEC on November 13, 2023. The definitive proxy statement/prospectus has been sent to all Chavant stockholders. Chavant also will file with the SEC other documents regarding the Proposed Transaction, including this Prospectus Supplement No. 1 filed concurrently with the filing of this current report on Form 8-K (“Prospectus Supplement No. 1”).

Before making any voting decision with respect to the Proposed Transaction, investors and security holders of Chavant are urged to read the Registration Statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Chavant’s solicitation of proxies for its shareholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available, because they will contain important information about Chavant, Mobix Labs and the Proposed Transaction.

Investors and securityholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Chavant through the website maintained by the SEC at www.sec.gov.

The documents filed by Chavant with the SEC also may be obtained free of charge at Chavant’s website at www.chavantcapital.com or upon written request to: Chavant Capital Acquisition Corp., 445 Park Avenue, 9th Floor New York, NY 10022.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS FORM 8-K, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in Solicitation

Mobix Labs and Chavant and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Chavant’s stockholders with the Proposed Transaction and the other matters set forth in the Registration Statement. Information about Chavant’s directors and executive officers is set forth in Chavant’s filings with the SEC, including Chavant’s 2022 Form 10-K and the Registration Statement. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

Forward-Looking Statements

This Form 8-K contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact contained in this Form 8-K, including statements regarding the benefits of the Proposed Transaction and the anticipated timing of the completion of the Proposed Transaction, the products offered by Mobix Labs and the markets in which it operates, the expected total addressable markets for the products offered by Mobix Labs, the advantages of Mobix Labs’ technology, Mobix Labs’ competitive landscape and positioning, and Mobix Labs’ growth plans, strategies and projected future results, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Chavant and its management, and Mobix Labs and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to:

•	the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Chavant’s securities;
•	the risk that the Proposed Transaction may not be completed by Chavant’s deadline for the Proposed Transaction and the potential failure to obtain an extension of the deadline for the Proposed Transaction if sought by Chavant;
•	the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Business Combination Agreement by the shareholders of Chavant and the satisfaction of the minimum cash amount following redemptions by Chavant’s public shareholders;
•	the lack of a third party valuation in determining whether or not to pursue the Proposed Transaction;
•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;
•	the effect of the announcement or pendency of the Proposed Transaction on Mobix Labs’ business relationships, performance, and business generally;
•	risks that the Proposed Transaction disrupts current plans of Mobix Labs and potential difficulties in Mobix Labs’ employee retention as a result of the Proposed Transaction;
•	the outcome of any legal proceedings that may be instituted against Mobix Labs or against Chavant related to the Business Combination Agreement or the Proposed Transaction;
•	failure to realize the anticipated benefits of the Proposed Transaction;
•	the inability to meet and maintain the listing of Chavant’s securities (or the securities of the post-combination company) on Nasdaq;
•	the risk that the price of Chavant’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Mobix Labs plans to operate, variations in performance across competitors, changes in laws, regulations, technologies including transition to 5G, global supply chain, U.S./China trade or national security tensions, and macro-economic and social environments affecting Mobix Labs’ business and changes in the combined capital structure;

•	the inability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities;
•	the risk that Mobix Labs is unable to successfully commercialize its semiconductor products and solutions, or experience significant delays in doing so;
•	the risk that Mobix Labs may never achieve or sustain profitability;
•	the risk that Mobix Labs will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;
•	the risk that the post-combination company experiences difficulties in managing its growth and expanding operations;
•	the risks relating to long sales cycles, concentration of customers, consolidation and vertical integration of customers, and dependence on manufacturers and channel partners;
•	the risk that Mobix Labs may not be able to consummate planned strategic acquisitions, or fully realize anticipated benefits from past or future acquisitions or investments;
•	the risk that Mobix Labs’ patent applications may not be approved or may take longer than expected, and Mobix Labs may incur substantial costs in enforcing and protecting its intellectual property;
•	inability to complete the PIPE investment in connection with the Proposed Transaction; and
•	other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Chavant’s Annual Report on Form 10-K for the year ended December, 31, 2022, which was filed with the SEC on March 31, 2023 (the “2022 Form 10-K”), as such factors may be updated from time to time in Chavant’s filings with the SEC, the Registration Statement and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Nothing in this Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Chavant nor Mobix Labs gives any assurance that either Chavant, Mobix Labs or the combined company will achieve its expected results. Neither Chavant nor Mobix Labs undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Amendment No. 2 to the Business Combination Agreement, dated as of November 26, 2023, by and among Chavant Capital Acquisition Corp., CLAY Merger Sub II, Inc. and Mobix Labs, Inc.
10.1	Promissory Note, dated November 30, 2023.
99.1	Supplemental Disclosures to the Proxy Statement/Prospectus.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHAVANT ACQUISITION CORP.

Date: November 30, 2023	By:	/s/ Jiong Ma
	Name:	Jiong Ma
	Title:	Chief Executive Officer